





HM Revenue
& Customs



James Bay Distillers, Ltd.

Super-premium craft spirits from Washington State, Canada & Scotland





JAMES BAY DISTILLERS

INFORMATION OUTLINE

JAMES BAY DISTILLERS
JAMES BAY DISTILLERS
GALLOPING GOOSE
PREMIUM CANADIAN
WHISKY
JAMES BAY DISTILLERS
CADBORO
CHOCOLATE FLAVORED WHISKY

1. James Bay Summary
2. Why Everett, WA?
3. Why Canada?
4. Why Scotland?
5. Traction & Progress
6. Market Opportunity
7. Our Solutions
8. Revenue Model
9. Marketing & Growth Strategy
10. Founders
11. Financials
12. Competition
13. Extended Team
14. Questions?

"No offers, sales or solicitations of interest are made pursuant to this presentation.

Offers, sales or solicitations of interest shall only be made by the company pursuant to applicable state, provincial and federal laws."

"This deck includes forward looking statements which can not be guaranteed."

JAMES BAY DISTILLERS, LTD.
SUMMARY



James Bay Distillers, Ltd. is a U.S. corporation also registered in BC, Canada. We expect a <u>10x investor return</u> by the end of Year Five. We use SEC Reg D (US citizen) and Reg S (Canadian & other non-US citizen) investor exemptions, and Reg CF for crowdfunding via WeFunder. *Disclaimer: these are forward-looking projections that cannot be guaranteed.*

The founders bring market expertise and a business plan over 4-years in the making – analyzing successful craft distilleries in Canada and the USA.

We operate 3 revenue streams:

First, super-premium Canadian whiskies made to our specification. These are **winners of multiple gold, silver and other medals,** with one selected by **Total Wine**

Second, gin made with cold infusion of unique botanicals. **Our citrus-forward gin is now rated higher than noteworthy gins from Chicago, Seattle and London.**

Third, we will import Scotch whiskies to our facility in the U.S., for an expert aging and blending project. This is a Q1-2021 project.



James Bay Distillers, Ltd.



WHY EVERETT, WA?

Short answer: Big market in Seattle area, close to top spirits events in Washington State, fantastic location at Paine Field (open floors, fire suppression, access to shipping, simple fit out and preparation, tons of parking and expansion potential locally).

Longer answer: Operating as both distillery and "free trade zone" on site gives us tax and promotional benefits for our US gins – already in Canada, the UK and South Africa for export events sponsored by the Distilled Spirits Council and USDA. Our capital gains for all investors at exit/acquisition are tax-free under US tax code 1202.



James Bay Distillers, Ltd.

WHY B.C. CANADA?



Short answer: Simple regulatory environment, strong export support. Easy operation as craft distillery & trading/export company. Cost effective barrel storage in Chilliwack. Founders hold BC work permits.

Longer answer: Operating as an export trading company & distillery promoting Canadian spirits opens up help from BC Trade and Investment offices. We enjoy strong export support from Canadian Trade Commissioners abroad. The BC Ministry of International Trade is also eager to promote our products. Many advantages, an hour from Everett, WA.



ARCTIC OCEAN
GREENLAND (DENMARK)
BERING SEA
BEAUFORT SEA
ALASKA (U.S.A.)
Anchorage
PACIFIC OCEAN
YUKON TERRITORY
NORTHWEST TERRITORIES
BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
MANITOBA
ONTARIO
QUÉBEC
Hudson Bay
LABRADOR SEA
NEWFOUNDLAND AND LABRADOR
ATLANTIC OCEAN
UNITED STATES OF AMERICA
Vancouver
Victoria
Seattle
Portland
Edmonton
Calgary
Saskatoon
Regina
Winnipeg
OTTAWA
Toronto
Montréal
Halifax
Fargo
Minneapolis
Chicago
Detroit
Cleveland
Boston
New York
Philadelphia
CANADA



WHY SCOTCH IN THE U.S.?

Some whisky fans like their phenols and smoke!   Not all whisky drinkers prefer bourbon. It is a natural extension of our product line to add single-grain, blended-malt, etc.

Washington State is the leading U.S. craft distillery environment with strong support for local premium products & easy export opportunities.

We hold UK-permits to import and blend Scotch whiskies – the only craft distillery on the west coast to do so. We have strong support from the Scotch Whisky Association.



TRACTION & PROGRESS



- First sales: Sept 2019, Galloping Goose 88-proof Canadian whisky, now with 4 gold, 3 silver medals
- Cadboro whisky and Summer Gin No. 5 also award winners
- 12-month barrel-finished version of Galloping Goose released, Nov. 2020
- Wine Enthusiast magazine rates Summer Gin No. 5 higher than gins from Chicago, Seattle, London. See Awards.
- Nov 2020 sales highest to date and over 300% Year on Year
- Shipping to WA, NV, ND, DC, AK from our sales website
- Typically 20,000 impressions/month on Twitter, over 15,000 on Facebook each month
- **Canadian and USA Trademarks acquired** for multiple products
- US investors funds accepted, over $747,000 USD raised; 19 investors
- No debt or loans; beneficiary of SBA "PPP," "CARES Act" programs
- Open to non-US citizens outside the United States
- Registered in Virginia, Washington State and British Columbia
- 2-stills installed on-site; "H3" fire permit for barrel storage, blending
- Successful test of business plan with B.C. angel investors & agencies
- Hands-on experience in mashing, fermentation, distillation, bottling.
- Over 5 years Canadian business, and 15-years int'l sales background

MARKET OPPORTUNITY



- **Craft spirits market** was over 1% of global spirits in 2015 — **will be over 8% by 2022 (WSJ)**
- Craft market CAGR year-on-year increase at 34% per industry experts (expect some variance after COVID19, and by region)
- Super premium market performs well in all market conditions.
- Canadian and U.S. laws are relaxed compared to 2010
- US Federal Excise tax reduction for craft spirits
- Strong interest in Canadian and Scotch whiskies in Asia
- Washington State and British Columbia are the most active craft distillery environments
- Artisan and locally sourced products increasingly popular in the U.S. & Canada.
- We hit all these market segments: **GMO free, organic, local, gluten free, kosher, solar powered, artisan, historical**
- Total Market grows 8% yearly, regardless of economy
- 50,000 cases/year is likely acquisition production volume — our Year 5 target
- Liquor sales based first on visuals, then quality, perceived status
- "Acquisition price" in Year 5 is industry multiple of 8.7x acquisition year revenue
- *The above includes forward-looking projections that cannot be guaranteed.*

OUR SOLUTIONS



- Authentic, traceable, transparent, super-premium products
- We target Canadian, U.S., Asian Markets
  - High-end, quality embossed/foiled labels speak to our quality
  - Proper Capitalization per ADI models
  - 25% purchasing advantage in Canada by exchange rate
  - 160% tax exemption for B.C. craft distilleries
  - Reduced US excise tax, corporate income tax rates
  - Canadian exports attractive, as much/more than U.S. products
  - Innovative use of yeasts – up to 22% ABV just from fermentation
- First Products
  - **Aged & blended Canadian (2019) & Scotch (2021)** whiskies at U.S. production site
  - **Innovative and super premium gins: Summer Gin No. 5** and **Gintrigue Gin**
  - **American whiskies**, engaging local brewers for mashing, to expand our brand
- Secondary profit centers
  - Cream Liqueurs, noting "Mary Hite" success in Fredericksburg, VA
  - Other — A wheat vodka; private label whiskies, specialty spirits for export, "cask club," on-site "distiller-for-day" sessions
  - *The above includes forward-looking projections that cannot be guaranteed"*

REVENUE MODEL



- Primary customer is upscale, informed, locally minded, trend-setter or early-adapters
  - **"HENRY" — "High earning, not rich yet"** next-generation of consumers
- We do not produce commodity grade products — no discount 'warehouse' products
- Pricing based on American Distilling Institute guidelines and tested with B.C. angel investment forum; U.S. & Canadian distilleries' and frequent market studies
  - COGS: 40% revenue
  - Selling Expenses: 15% gross profit
  - G&A: 7% gross profit
  - R&D: 4% gross profit
  - Cost/bottle: at or below ADI averages & on par with other craft
- Sales at Total Wine, SpiritHub, State of Virginia, other online venues
- Assumptions: 100% gin, vodka & aged whiskies sold annually; 40% of un-aged whiskies sold annually; 60% of whiskies set aside for aging; All export products pre-sold for Asia.
- Built-up pricing matches super-premium brand's estimates (Doublecross Vodka)
- Financials developed with George Washington University's business plan competition baseline models and tested with Vancouver Angels' group
- *The above includes forward-looking projections that cannot be guaranteed"*

MARKETING & GROWTH



- Target customers look for products rated highly in independent competitions
- Customers expect non-GMO, gluten-free, organic, kosher, locally sourced, and environmentally conscious (zero waste, e.g.)
- Products have been entered into contests for independent 3rd party rating, awards
- Province of B.C., Government of Canada; Washington State are all actively promoting exports to Asia
- Customers increasingly buy online (Caskers.com, e.g.), and our site
- Initial pre-launch buzz developed during build out at site: site open for non-liquor events – seeking market awareness from local US county, city, etc.
- Initial sales at distillery in WA, local liquor stores in Seattle, Everett, Victoria, Vancouver
- Export distribution strategies
    - U.S. —Canadian Trade Commission - Seattle
    - Canada — Vancouver-based advisors; USDA; Distilled Spirits Council
    - Asia — USDA; Distilled Spirits Council Trade Commissioner Service,, BC Ministry of Int'l Trade, BC Trade & Investment; Wash State Dept of Agriculture
- Assume: organic growth, no hockey-stick graphs, hire 6-10 employees by end of Year Five for distilling; hire 2-3 by end of Year 1 for Canadian & Scotch projects.
- *"The above incudes forward looking projections that cannot be guaranteed."*

FOUNDERS



ERNEST TROTH

Experienced entrepreneur, over 5 years export and business development in Canada; contributor to Startup Calgary, age-group triathlete; American Distillers Institute trained with on-site work at several distilleries; over 13 years abroad – international trade, export, business development



Best part of triathlon? The end!

LEIGH TROTH

Experienced entrepreneur, engineer & program manager ($15 million budget), gin recipe developer; QuickBooks consultant, American Distillers Institute trained in whisky & brandy production with on-site work at several distilleries, age-group triathlete; top-rated Ebay seller & marketer



Rain in the Pacific NW?! No problem!

FINANCIALS:

These are forward-looking projections that cannot be guaranteed

Income Statement					
	Year 1	Year 2	Year 3	Year 4	Year 5
Price/unit non-vodka	$ 27	$ 29	$ 30	$ 32	$ 33
Units Sold non Vodka	14256	28512	79834	167270	323896
Price/unit vodka	27.3	32	32	32	32
Units Sold Vodka	23,120	46,240	69,360	104,040	156,060
Revenue	$1,020,365	$ 2,296,976	$ 4,622,372	$ 8,615,554	$15,741,875
COGS	$ 408,146	$ 918,791	$ 1,848,949	$ 3,446,221	$ 6,296,750
Gross Profit	$ 612,219	$ 1,378,186	$ 2,773,423	$ 5,169,332	$ 9,445,125
Operating Costs	$ 183,177	$ 382,328	$ 745,090	$ 1,368,026	$ 2,479,733
Net Operating Profit	$ 429,042	$ 995,858	$ 2,028,333	$ 3,801,306	$ 6,965,393
cumulative revenue	$1,020,365	$ 3,317,341	$ 6,919,348	$13,237,925	$24,357,429
cumulative expense	$ 591,323	$ 1,892,442	$ 4,486,480	$ 9,300,728	$18,077,211
Cum. Net Op. Profit	$ 429,042	$ 1,424,900	$ 3,453,233	$ 7,254,538	$14,219,931

Assumptions:

- Vodka, gin produced and can be on the market within 1-week of approval to operate
- Sales began within 20-months of site acquisition to allow fit-out (ahead of curve)
- Pre-launch revenue from events

Assumptions:

- Exit at Year Five - $15m USD revenue
- Exit is average 8.7x revenue in Year Five
- Cash positive after Year One

NB: "Year One" started when company opened first facility for sales (Sept 2019).



COMPETITION



- Our unique selling points: Super-premium quality for all products. We are the first BC craft spirits company with US-investors, first WA distillery to operate in BC, first with strong export focus. We are the only distillery operating a defacto free trade zone on-site, to allow import of ingredients and products for re-manufacture and re-export to Canada. Only authorized Scotch blender and bottler on the west coast.

- Competitors include:
  - Established international brands – Diageo, Suntory (whose successes guide our flavor profile development!)
  - Canada — BC local producers (generally small, boutique, not export focused)
  - USA — craft producers, from 200 sq ft to established (Woodinville, Copperworks, others)
  - Non-spirits drinks (water, soda)

EXTENDED TEAM



USA

- RUSTY FIGGINS – Master Distiller, American Distilling Institute, distillery commissioning expert
- STITELY & KARSTETTER, CPAs, Chantilly, VA
- JEFF SIRIANNI – North Carolina-based business advisor, startup expert
- DAN BARIAULT - Seattle law firm with distillery focus
- UPWARD ARCHITECTURE – Seattle architects who designed Westland, Scratch distilleries
- PNC BANK – South Riding, VA
- MOSS ADAMS, Everett, WA, CPAs

CANADA:

- DAVID AUJLA , B.C. labour law firm, Victoria
- REED & POPE, Victoria corporate law firm
- GRANT THORNTON LLP, Accountants - Victoria
- BERT HICK, RISING TIDE CONSULTANTS, B.C. brewery/distillery consultant, site design
- B.C. ANGEL INVESTORS FORUM MEMBERS, Reviewed draft business plan
- CANADIAN TRADE COMMISSIONERS, Seattle, Victoria, Asia
- BC MINISTRY OF INTERNATIONAL TRADE, California, Asia
- SCOTIABANK, commercial & personal banking
- INHOUSE MEDIA, labels and logo design

QUESTIONS?



JAMES BAY
DISTILLERS

ERNEST TROTH

JamesBayDistillers@Gmail.com

10016 Edmonds Way, #C313
Edmonds, WA 98020

130-1959 152 Street, Ste 408
Surrey, BC V4N 0C4



“No offers, sales or solicitations of interest are made pursuant to this presentation.

Offers, sales or solicitations of interest shall only be made by the company pursuant to applicable state, provincial and federal laws.”

DISTILLERS
DISTILLERS

“Always a perfect landing…”

PLAN YOUR VISIT!



Remember, visit us at our new Paine Field production site, north of Seattle!
Insider Tip: Airport serviced by Alaska, United or San Juan Airlines!

SOME RECENT AWARDS



 **James Bay Distillers' Awards**
Dec 2019 – Mar 2020

     

- **Galloping Goose Canadian Whisky:** (Gold: California Distillers, John Barleycorn) (Silver: American Distilling Institute, Denver Int'l Spirits) (Bronze: Distilled San Diego)

 

- **Cadboro Chocolate flavored Whisky:** Distilled San Diego, Bronze

 

- **Lochside Summer Gin No. 5:** American Distilling Institute, Silver